UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(b) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

☐	Transaction report pursuant to section 15(d) of the Securities Exchange Act of 1934

     (no fee required)

For the transition period from_________________to_____________

Commission file number 1-12933

A.	Full title of the plan and the address of plan, if different from that of the issuer named below:

AUTOLIV ASP, INC.

EMPLOYEE SAVINGS AND
INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AUTOLIV, INC.

World Trade Center
Klarabergsviadukten 70, SE-1C724
Stockholm, Sweden
Telephone number, including area code: +46 8 587 20 600

Audited Financial Statements and
Supplemental Schedule
Autoliv ASP, Inc. Employee Savings and Investment Plan
As of December 31, 2007 and 2006 and for the Year Ended December 31, 2007
With Report of Independent Registered Public Accounting Firm

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Audited Financial Statements and Supplemental Schedule
As of December 31, 2007 and 2006 and for the Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm
Savings Trust Investment Committee
      and Savings Plan Administrative Committee
Autoliv ASP, Inc. Employee Savings and Investment Plan
We have audited the accompanying statements of net assets available for benefits of the Autoliv ASP, Inc. Employee Savings and Investment Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young
Salt Lake City, Utah
June 26, 2008

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Statements of Net Assets Available for Benefits

	December 31
	2007	2006

Assets
Investments, at fair value	$270,767,709	$257,638,199

Contributions receivable:
Participant	—	531,360
Employer	—	277,817

Total receivables	—	809,177

Net assets available for benefits, at fair value	270,767,709	258,447,376

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(429,209)	1,413,856

Net assets available for benefits	$270,338,500	$259,861,232

See accompanying notes.

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions
Investment income:
Net realized and unrealized appreciation in fair value of investments	$5,712,995
Interest income	3,385,963
Dividend income	581,640

9,680,598

Contributions:
Participants	15,542,204
Employer	7,391,967
Rollover contributions by participants	1,414,532

24,348,703

Total additions	34,029,301

Deductions
Withdrawals by participants	23,287,087
Administrative expenses	264,946

Total deductions	23,552,033

Net increase	10,477,268

Net assets available for benefits:
Beginning of year	259,861,232

End of year	$270,338,500

See accompanying notes.

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Notes to Financial Statements
December 31, 2007
1. Description of Plan
The following description of the Autoliv ASP, Inc. Employee Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan established to provide eligible employees with an incentive to make systematic savings for retirement from current income through payroll deductions. The Plan is subject to the provisions of the Internal Revenue Code (the Code), section 401(a) and to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Substantially all domestic employees of Autoliv ASP, Inc. (the Company) are eligible to participate in the Plan. Employees become eligible participants upon date of hire, without satisfying any age or service requirements.
Contributions
Participation in the Plan is voluntary. Participants make contributions to the Plan for any whole percentage up to a maximum of 50% of base pay, not to exceed the Code limit. Participants can elect to treat their contributions on a before and/or after-tax basis. The Company contributes an amount equal to 100% of the first 3% of the participants’ compensation contributed to the Plan and 50% of the next 2% of participants’ compensation contributed to the Plan.
Contributions are allocated among any of sixteen investment fund options in accordance with participants’ elections. Participants may transfer amounts from one investment fund to another.
Unless the Plan is otherwise notified, all employees except non-U.S. citizens who have elected not to participate, are automatically enrolled into the age appropriate Target Maturity Strategy Fund at a contribution rate of 3% of base pay. Effective January 1, 2007, the initial automatic deferral rate will be 5% and it will increase annually in 1% increments to a maximum of 10%, absent an alternate election made by the participant.

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, and (b) Plan earnings, and is charged with an allocation of certain administrative expenses not covered by the Company. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are 100% vested in contributions and earnings, if any, thereon.
Participant Loans
Active participants may obtain loans from the Plan. The maximum loan amount is subject to certain restrictions of the Code and Plan provisions, and each loan is secured by the participant’s account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The interest rate on loans is the trustee’s prime rate, plus 1%. Loan interest rates are reviewed monthly and adjusted prospectively. Principal and interest is paid through payroll deductions.
Payment of Benefits
On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive annual installments over a ten-year period.
Administrative Expenses
With the exception of fees paid to an insurance company for certain investment contracts, substantially all administrative and general expenses of the Plan are paid by the Company.

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Plan Termination
Although it has not expressed any intent to do so, the Company has the right to terminate, amend, modify or suspend the Plan at any time. In the event the Plan is terminated, the entire value of the investment funds shall be applied for the exclusive benefit of participants, and no part of the funds will revert to the Company. Upon termination of the Plan, the Company will have no obligation to continue making contributions to the Plan, and the Company contribution account for each participant will become 100% vested and non-forfeitable.
2. Significant Accounting Policies
Fully Benefit-Responsive Investment Contracts
Fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through participation in the New York Life Separate Account, a Guaranteed Investment Contract fund. Investments in the accompanying statements of net assets available for benefits present the fair value of the New York Life Separate Account as well as the adjustment of the portion of the New York Life Separate Account related to fully benefit-responsive investment contracts from fair value to contract value.
New Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements.

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Investment Valuation and Income Recognition
All of the Plan investments are held in trust at the Northern Trust Company. The Northern Trust Company acts as the Plan’s trustee and custodian.
Investments in common stock are recorded at fair value as determined by quoted prices in active markets. Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The fair values of participation units in common and collective trust funds are based on quoted redemption values on the last business day of the Plan year. The separate account guaranteed investment contract is valued based on the fair market value of the underlying assets. Short-term investment fund units are purchased daily for any uninvested cash. These units are valued at par, which is equal to the redemption value. Participant loans are valued at their outstanding balances, which approximate fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Investments
Effective June 15, 2007, the Northern Institutional Small Company Index Portfolio was replaced with the Northern Trust Global Investments Daily Russell 2000 Equity Index Fund. The funds have similar investment strategies; however the new fund is larger and the Plan’s investment Committee believes it will be a more stable fund. Additionally, as of June 15, 2007, no additional contributions will be allowed into the Autoliv, Inc. Common Stock Fund. All investments in the Autoliv, Inc. Common Stock Fund should be redirected prior to June 15, 2008, upon which time any remaining balances in a participants account will be moved to the age appropriate Target Maturity Strategy Fund.

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Notes to Financial Statements (continued)
3. Investments (continued)
During 2007, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as follows:

Net Realized
and Unrealized
Appreciation in
Fair Value
During the Year
Fair value as determined by quoted market prices:
Common and collective trust funds	$7,680,114
Autoliv, Inc. Common Stock Fund	(2,367,791)
Mutual funds	400,672

$5,712,995

The fair value of individual investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2007	2006

New York Life Separate Account Guaranteed Investment Contract	$83,191,320	$77,735,195
NTGI-QM Collective Daily S&P 500 Equity Index Fund	70,820,108	67,167,981
Northern Institutional International Equity Index Portfolio	27,742,866	22,848,532
Northern Institutional Small Company Index Portfolio	—	25,740,932
Northern Trust Global Investments Daily Russell 2000 Equity Index Fund	22,205,505	—
NTGI-QM Collective Daily S&P Mid Cap 400 Equity Index Fund	15,909,972	10,735,467
Autoliv, Inc. common stock	15,349,612	27,643,354

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Notes to Financial Statements (continued)
4. Separate Account Guaranteed Investment Contract
Fully benefit responsive investment contracts are required to be reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. Contract value represents the contributions under the contract plus reinvested income at the crediting rate less any withdrawals and expenses. Contract value is the amount the participant would receive if they were to initiate permitted transactions under the terms of the Plan. The crediting interest rate for the investment contract is reset annually by the issuer based on market performance and cannot be less than zero percent.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
The separate account guaranteed investment contract does not permit the issuer to terminate the agreement prior to the scheduled maturity date. The average yield earned by the Plan for all fully benefit-responsive investment contracts are:

	2007	2006

Average yields:
Based on actual earnings	4.41%	4.17%
Based on interest rate credited to participants	4.41%	4.17%
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated May 14, 2002 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Autoliv ASP, Inc.
Employee Savings and Investment Plan
Notes to Financial Statements (continued)
6. Party-In-Interest Transactions
During 2007, the Plan received dividends from Autoliv, Inc. of $581,640. Purchases of Autoliv, Inc. common stock amounted to $1,071,197 and sales of Autoliv, Inc. common stock were $5,313,008 in 2007.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Autoliv ASP, Inc.
Employee Savings and Investment Plan
EIN: 36-3640053   Plan 036
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2007

		(c)
		Description of Investments,
	(b)	Including Maturity Date,	(e)
	Identity of Issue, Borrower,	Rate of Interest, Par	Current
(a)	Lessor or Similar Party	or Maturity Value	Value

**	New York Life Separate Account Guaranteed Investment Contract	Interest at 4.41%	$82,762,111
*	NTGI-QM Collective Daily S& P 500 Equity Index Fund	5,867,196 units	70,820,108
*	Northern Institutional International Equity Index Portfolio	1,757,974 shares	27,742,866
*	Northern Trust Global Investments Daily Russell 2000 Equity Index Fund	1,316,834 shares	22,205,505
*	NTGI-QM Collective Daily S&P Mid Cap 400 Equity Index Fund	1,361,937 units	15,909,972
*	Autoliv, Inc. common stock	291,452 shares	15,349,612
*	NTGI-QM Collective Daily Aggregate Bond Index Fund	904,399 units	9,821,605
	Dodge & Cox International Fund	208,116 shares	9,573,502
*	Participant Loans	Interest rates ranging
		from 5.0% to 10.5%,
		maturing through 2017	9,482,521
*	Northern Trust Short-Term Investment Fund	2,747,898 units	2,747,898
	Buffalo Small Cap Fund	105,446 shares	2,548,654
	Scudder Dreman Small Cap Value S Fund	39,290 shares	1,374,146

			$270,338,500

*	Party-in-interest to the Plan

**	Benefit-responsive traditional Guaranteed Investment Contracts are reported at contract value.
All investments are participant directed. Accordingly, column (d) “cost” is not applicable.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOLIV ASP, INC. EMPLOYEE SAVINGS AND INVESTMENT PLAN
Date: June 26, 2008	/s/ Ryan Woolf
Ryan Woolf
Treasurer

EXHIBIT INDEX

Exhibit
No.	Description
23.1	Consent of Independent Registered Public Accounting Firm